EXHIBIT 99.1

Tricon Announces Date for Year-End 2021 Results Conference Call

TORONTO, Jan. 31, 2022 /CNW/ - Tricon Residential Inc. ("Tricon" or the "Company") (NYSE: TCN) (TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, invites you to participate in its live conference call with senior management to discuss the Company's financial results for the fourth quarter and year-end of 2021. The call will take place on Thursday, March 3, 2022, at 10 a.m. ET.

Tricon's financial statements and management's discussion and analysis for the fourth quarter and year-end of 2021 will be released prior to the call and will be made available on the Company's website, on the Canadian Securities Administrators' website at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

To access the call, please dial (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will be available via webcast on the Tricon Residential Investor Relations website at www.triconresidential.com. A replay of the call will be available from 1pm ET on March 3, 2022, until midnight ET, on April 2, 2022. To access the replay, call (800) 770- 2030 or (647) 362- 9199, followed by Conference ID #3699415.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon's culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life's potential. For more information, visit www.triconresidential.com.

View original content:https://www.prnewswire.com/news-releases/tricon-announces-date-for-year-end-2021-results-conference-call-301471990.html

SOURCE Tricon Residential Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2022/31/c4945.html

%CIK: 0001584425

For further information: Investors, Wissam Francis, EVP & Chief Financial Officer, Tel: 416-323-2484, Email: wfrancis@triconresidential.com; Wojtek Nowak, Managing Director, Capital Markets, Tel: 416-925-2409, Email: wnowak@triconresidential.com; Media, Tara Tucker, Vice President, Communications, Tel: 416-925-4041, Email: ttuccker@triconresidential.com

CO: Tricon Residential Inc.

CNW 17:01e 31-JAN-22